SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third three-month and first nine months ended September 30, 2018 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third three-month and first nine months ended September 30, 2018 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. KEPCO also applied K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1115 ‘Revenue from Contracts with Customers’ which are effective from January 1, 2018. KEPCO, however, did not restate the comparative information for prior periods. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2018 and 2017

(Unit : in billions of Korean Won)	2018 Jul.-Sep.	2017 Jul.-Sep.	Change	2018 Jan.-Sep.	2017 Jan.-Sep.	Change
Operating revenues	16,410	16,188	1.4%	45,453	44,260	2.7%
Operating income (loss)	1,395	2,773	-49.7%	580	5,083	-88.6%
Income (Loss) before income tax	1,109	2,187	-49.3%	-854	4,160	-120.5%
Net income (loss)	737	1,529	-51.8%	-432	2,788	-115.5%
Net income (loss) attributable to owners of the company	709	1,493	-52.5%	-518	2,687	-119.3%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2018 and 2017

(Unit : in billions of Korean Won)	2018 Jul.-Sep.	2017 Jul.-Sep.	Change	2018 Jan.-Sep.	2017 Jan.-Sep.	Change
Operating revenues	16,318	16,121	1.2%	45,139	44,565	1.3%
Operating income (loss)	742	1,960	-62.2%	-1,399	1,518	-192.2%
Income (Loss) before income tax	719	1,875	-61.6%	-1,031	2,253	-145.8%
Net income (loss)	502	1,459	-65.6%	-544	2,008	-127.1%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name: Kim, Kab-soon
Title: Vice President

Date: November 13, 2018